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                                            Filed by Union Planters Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

    Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                     Regions Financial Corporation (Commission File No. 0-6159)


                             [Union Planters Logo]

                           Investor Relations Contact:

                           Union Planters Corp.:
                           Richard Trigger
                           901/580-5977

                           Media Relations Contact:

                           Union Planters Corp.:
                           Victor Rocha
                           901/580-5344


March 17, 2004


MESSAGE FROM JACK MOORE

GOOD RATINGS ANNOUNCED
I am pleased to tell you about some positive news regarding credit ratings for Regions and Union Planters. Earlier this month, several representatives from both companies visited with Standard & Poor's (S&P) to discuss our credit ratings. S&P reaffirmed its ratings on Regions and Union Planters, which included both companies' subsidiaries. S&P also reported the ratings on Union Planters remain on CreditWatch with positive implications. (click here to read the S&P report)

CONSTRUCTION UPDATE FOR NEW HOUSE
I want you to know that I understand this time of transition can be both exciting and slightly unsettling. I'm very enthusiastic about the new company we are building with our partners at Regions. But, as with all quality construction, this new house can't be put together without a great deal of planning and careful work. Our new house will not only be bigger, but it will also be built on a solid foundation comprised of associates from both companies who are the "best of the best" in every way. As I told you earlier when the partnership was announced, all of our decisions on constructing this new house will be made in a thoughtful, intelligent manner. This process takes time, and I feel certain the finished product will be positive for you, our shareholders and communities.

KEEP FOCUSED ON REVENUE GROWTH
Our HELOC campaign is still running strong, and it will continue until the end of April. As I said in my last update to you, our HELOC is a perfect example of a product you can use to deepen relationships with customers. The cross-sell opportunities are there, and my challenge to you is to stay focused on identifying them each time you interact with our customers.

Congratulations to these regions for leading the company in HELOC production. As of March 6, 2004, these regions are our top 10 performers for the HELOC campaign: Middle Tennessee, Tri-State, West Tennessee, Miami Dade Bank, Greater Mississippi, East Tennessee, Belleville Metro, Broward/Palm Beach Bank, Indiana Community Banks and North Mississippi. HELOC production is a key part of our growth plan for the year, and the campaign is expected to drive about 40% of our annual growth in this product. So keep up the good work!

NEXT STEPS
The Integration Team met Friday, March 12, for the first time. On Thursday, March 18, the Transition Leadership Team is scheduled to conduct its first meeting. Decisions on a variety of topics should be announced soon after both teams meet and thoughtfully discuss these topics. I will share these decisions with you as soon as possible. I continue to be pleased with the leadership being exhibited, the disciplines we are following and the pace of our efforts. I appreciate all of you who are working so hard to make this merger go smoothly.

KEEP GOING - KEEP GROWING
Let's stay focused on one of our most important assets: our customers. Continue working with the goal of being customers' number one choice for finding solutions to their financial services needs. I appreciate all you do for customers and your continued hard work in helping us go and grow.

Jack

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Union Planters Corporation has filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission containing a preliminary joint proxy statement/prospectus regarding the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Regions Financial Corporation and Union Planters Corporation, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Regions Financial Corporation, 417 North 20th Street, Birmingham, Alabama 35203, Attention:
Jenifer M. Goforth, Director of Investor Relations, 205-244-2823, or to Union Planters Corporation, 6200 Poplar Avenue, Memphis, Tennessee 38119, Attention:
Richard W. Trigger, Director of Investor Relations, 901-580-5977. The respective directors and executive officers of Regions Financial Corporation and Union Planters Corporation and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions Financial Corporation's and Union Planters Corporation's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in their respective preliminary joint proxy statement/prospectus filed with the SEC on February 27, 2004.

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